Exhibit 99.1

Vision Marine Secures Key Industrial Tooling to Meet Growing Demand in the Marine Industry

Montreal, Canada – May 30, 2023 – Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a pioneering force in recreational electric marine propulsion, proudly announces the acquisition of critical industrial tooling to support the production capacity of over 10,000 battery packs per year. This strategic milestone firmly establishes Vision Marine as a frontrunner in meeting the escalating demand for electrified marine solutions.

Over the past two years, Vision Marine, in collaboration with its partners, has developed the industry's first monolithic marine-dedicated battery pack, meticulously engineered to power the E-Motion™ Powertrain. These state-of-the-art battery packs surpass readily available alternatives sourced from the automotive industry, showcasing Vision Marine’s unwavering commitment to deliver superior quality and performance.

The VMT 700V DC Powerpacks boast a range of indispensable features tailored specifically for marine applications, including an IP67 rating, unrivalled durability, a custom design form factor crafted to seamlessly integrate with manufacturing and integration requirements, and an unwavering focus on meeting rigorous industrial production standards.

With the imminent transition to production slated for July 2023, Vision Marine is proactively preparing to gradually ramp up its production capabilities to meet the burgeoning demand for its electric powertrain solutions. To ensure a seamless and efficient manufacturing process, Vision Marine has secured production partnerships with a streamlined network of regional suppliers in Europe, mitigating any potential risk of production and supply shortages. The production of marine battery packs will take place in a cutting-edge, brand-new facility in Europe, renowned for its pioneering technology and unwavering commitment to the highest certification standards.

"Our voyage towards mass production represents a monumental milestone for Vision Marine," remarked Alexandre Mongeon, CEO and co-founder of Vision Marine. "Through calculated investments in cutting-edge tooling and the establishment of a robust supply chain, we are poised to revolutionize the realm of pleasure boat electrification. Our industry-leading monolithic battery pack and streamlined production capabilities position us as a trusted vanguard in the industry, ensuring unparalleled performance and unwavering reliability.”

Xavier Montagne, CTO and COO of Vision Marine, added, "With the acquisition of key industrial tooling and the unwavering dedication of our team, Vision Marine is primed to meet the ever-increasing demands of the marine sector. By seamlessly integrating advanced technology with our relentless pursuit of innovation, we are at the forefront of shaping the future of electric boating and revolutionizing the marine propulsion industry. This remarkable production capability further solidifies our position as a leader in the industry, showcasing our commitment to deliver high-quality and reliable products that meet the evolving needs of our customers."

With a secure production plan in place, Vision Marine has made strategic investments by acquiring the industrial production tooling necessary for mass production. This includes the tooling for the marine custom-designed battery pack’s cell stack and cooling system, and the bolstering of the Company's intellectual property and ownership of the conception and design of the pack's external casing.

With a production capacity of over 10,000 battery packs per year, Vision Marine unequivocally solidifies its position as an industry leader, diligently catering to the ever-evolving demands of the dynamic marine sector. This remarkable production capability not only fortifies Vision Marine’s stature as a trailblazer, but also serves as an emphatic testament to our steadfast commitment to deliver unmatched excellence and dependable solutions. By seamlessly integrating cutting-edge technology with the Company’s resolute spirit of innovation, Vision Marine stands poised to reshape the landscape of electric boating, instigating a profound revolution in the recreational marine propulsion industry.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the quality of the VMT 700V DC Powerpacks, its ability to produce the battery packs, timing of production, and the benefits of the acquisition of key industrial tooling generally, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

303-919-2913 or bn@v-mti.com